Exhibit 99.1

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2024	2023

Revenues	$19,834	$14,700
Cost of sales (exclusive of amortization of intangible assets)	(7,771)	(5,985)
Gross profit	12,063	8,715
Research and development expenses	(2,164)	(1,316)
Selling and marketing expenses	(10,028)	(9,099)
General and administrative expenses	(5,359)	(5,169)
Amortization of intangible assets	(1,125)	(1,124)
Other operating income (expense), net	9	(724)
Operating loss	(6,604)	(8,717)
Financial expenses, net	(1,907)	(2,992)
Loss before income tax	(8,511)	(11,709)
Income tax	–	–
Loss for the period	$(8,511)	$(11,709)

Loss per share attributable to parent*
Basic and diluted	$(0.31)	$(0.53)

*	The company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split as of November 13, 2023. All share amounts and the EPS were adjusted retroactively to reflect the reverse stock-split.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	March 31, 2024	December 31, 2023
ASSETS
Non-current assets
Goodwill	$35,926	$35,926
Intangible assets	43,757	44,337
Property, plant and equipment	4,758	4,956
Right-of-use assets	4,625	4,989
Financial assets	693	763
Total non-current assets	89,759	90,971

Current assets
Inventories	3,044	2,779
Trade receivables	12,669	11,088
Prepaid expenses and other current assets	1,779	1,914
Cash and cash equivalents	14,494	22,380
Total current assets	31,986	38,161
TOTAL ASSETS	$121,745	$129,132

EQUITY
Share capital	$173,931	$173,931
Issuance premium	153,177	153,177
Accumulated deficit	(339,957)	(331,446)
Share-based compensation	12,307	12,139
Translation reserve	(431)	(593)
Total equity	(973)	7,208

LIABILITIES
Non-current liabilities
Loans and borrowings	35,775	35,564
Lease liabilities	3,115	3,578
Other non-current financial liabilities	64,878	63,259
Total non-current liabilities	103,768	102,401

Current liabilities
Loans and borrowings	645	643
Lease liabilities	1,564	1,480
Trade payables	8,759	8,811
Other current liabilities	6,258	5,694
Other current financial liabilities	1,724	2,895
Total current liabilities	18,950	19,523
Total liabilities	122,718	121,924
TOTAL EQUITY AND LIABILITIES	$121,745	$129,132

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
Thousands of $ For the years ended December 31	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	$(6,604)	$(8,717)
Depreciation	775	512
Amortization of intangible assets	1,125	1,124
Share-based compensation	168	158
Other non-cash transactions	(1)	815
Cash used in operations before working capital changes	(4,537)	(6,108)

Increase (-) / decrease (+) in inventories	(265)	297
Increase (-) / decrease (+) in receivables	(1,392)	346
Increase (+) in payables	679	1,197
Net cash outflow from operating activities	(5,515)	(4,268)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(220)	(787)
Acquisition and generation of intangible assets	(544)	(455)
Interests received	146	4
Net cash outflow from investing activities	(618)	(1,238)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	-	39,599
Repayment of loan obligation	(160)	(158)
Payment of lease liability	(475)	(348)
Payment of interest	(947)	(831)
Other financial expenses	(170)	-
Net cash (outflow) inflow from financing activities	(1,752)	38,262

Net decrease (-) / increase (+) in cash and cash equivalents	(7,885)	32,756

Cash and cash equivalents at beginning of period	22,380	15,503
Effect on exchange rate changes	(1)	(5)
Cash and cash equivalents at end of period	$14,494	$48,254

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